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Exhibit 12

CBS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(Tabular in millions except ratios)

	Six Months Ended June 30,		Twelve Months Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
Earnings (loss) before income taxes	$1,061.8	$1,000.4	$2,132.7	$(7,564.4)	$(15,850.2)	$1,788.2	$1,789.4
Add:
Distributions from affiliated companies	5.0	9.8	8.9	9.5	12.6	1.7	4.1
Interest expense, net of capitalized interest	284.7	284.4	564.5	719.6	693.7	715.0	753.0
Capitalized interest amortized	—	—	—	—	—	—	—
1/3 of rental expense	91.5	87.4	160.9	137.2	123.8	95.1	93.1

Total Earnings (loss)	$1,443.0	$1,382.0	$2,867.0	$(6,698.1)	$(15,020.1)	$2,600.0	$2,639.6

Fixed charges:
Interest expense, net of capitalized interest	$284.7	$284.4	$564.5	$719.6	$693.7	$715.0	$753.0
1/3 of rental expense	91.5	87.4	160.9	137.2	123.8	95.1	93.1

Total fixed charges	$376.2	$371.8	$725.4	$856.8	$817.5	$810.1	$846.1
Preferred Stock dividend requirements	—	—	—	—	—	—	—

Total fixed charges and Preferred Stock dividend requirements	$376.2	$371.8	$725.4	$856.8	$817.5	$810.1	$846.1

Ratio of earnings to fixed charges	3.8x	3.7x	4.0x	Note a	Note a	3.2x	3.1x

Ratio of earnings to combined fixed charges and Preferred Stock dividend requirements	3.8x	3.7x	4.0x	Note a	Note a	3.2x	3.1x

Note:

(a)
Earnings are inadequate to cover fixed charges due to the 2005 and 2004 non-cash impairment charges of $9.48 billion and $18.0 billion, respectively. The dollar amounts of the cover deficiencies are $7.55 billion and $15.84 billion in 2005 and 2004, respectively.

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CBS CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS (Tabular in millions except ratios)